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                                                                 Exhibit 99.57.7

[GRAPHIC -- TRANSITION LOGO]

                                                           FOR IMMEDIATE RELEASE

    TRANSITION THERAPEUTICS INC.: LATE FILING OF BUSINESS ACQUISITION REPORT

TORONTO, ON, AUGUST 9TH, 2007 -- TRANSITION THERAPEUTICS INC. ("Transition" or the "Company") (TSX: TTH), today announced that on August 9, 2007 it filed a business acquisition report ("BAR") regarding the completion of its step acquisition of the issued and outstanding securities of Ellipsis Neurotherapeutics Inc. ("ENI"). Between November 4, 2004 and March 10, 2006, the Company acquired a 33.2% interest in ENI and the remaining 66.8% was acquired on March 10, 2006, all of which has been previously disclosed in Company press releases which were filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Pursuant to Section 8.2 of National Instrument 51-102 Continuous Disclosure Obligations, Transition was required to file the BAR within 75 days of the closing of the transaction or May 24, 2006. The Company filed the BAR following a notice of the BAR deficiency received from the Ontario Securities Commission on July 17, 2007. Transition reported that the BAR was not filed as it was the assessment of management that the filing was not necessary as the purchase of ENI was an asset acquisition and not a business acquisition requiring the filing of a BAR. The Ontario Securities Commission did not concur with the opinion of management and has required the filing of the BAR. Management has filed the BAR to ensure that the Company's continuous disclosure record is current.

Details regarding the transaction involving the completion of the step acquisition of ENI were reported in press releases dated February 27, 2006 and March 13, 2006.

ABOUT TRANSITION

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include AZD-103 for the treatment of Alzheimer's disease and regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.


Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz                          Elie Farah
Chief Executive Officer                Chief Financial Officer
Transition Therapeutics Inc.           Transition Therapeutics Inc.
Phone: 416-260-7770 x 223              Phone: 416-260-7770 x 203
tcruz@transitiontherapeutics.com       efarah@transitiontherapeutics.com